EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Nine Months Ended
	October 4, 2015	September 28, 2014
Earnings:

Income before income taxes	$605,306	$984,474

Add (deduct):

Interest on indebtedness	59,560	65,999
Portion of rents representative of the interest factor (a)	8,110	7,692
Amortization of debt expense	901	833
Amortization of capitalized interest	1,830	1,748
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(4,842)	(156)

Earnings as adjusted	$670,865	$1,060,590

Fixed Charges:

Interest on indebtedness	$59,560	$65,999
Portion of rents representative of the interest factor (a)	8,110	7,692
Amortization of debt expense	901	833
Capitalized interest	9,314	3,838

Total fixed charges	$77,885	$78,362

Ratio of earnings to fixed charges	8.61	13.53
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.